

November 19, 2021

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

> **Re: Nhale, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed November 2, 2021**
> **File No. 000-56324**

Dear Dr. Chong Yi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed November 2, 2021

Introductory Comment, page iii

1. We note your response to comment 1, as well as your amended disclosure that it "is uncertain as to whether foreign investments are permitted in companies that are incorporated in the state of Nevada, or any other state located in the United States . . . ." Please explain why it is uncertain, or alternatively remove this statement and instead state that foreign investors are permitted to own equity in companies incorporated in Nevada but not permitted to own equity in your contemplated Chinese entities. We also note your amended disclosure that China's foreign investment law "may prohibit direct foreign investment in Chinese operating companies *that don't operate under the VIE structure*" (emphasis added). Please remove the statement "that don't operate under the VIE structure," as it is our understanding that even with the use of a VIE structure foreign investors would not hold interests directly in the Chinese operating companies. If your

intent is to say that you are unsure if you can operate your contemplated business without using a VIE, please clearly state this and explain the uncertainty.

2.   We note your response to comment 4 and your related revisions. However, we note that neither you nor your investors will not have an equity ownership in, direct foreign investment in, or control through any potential ownership/investment of the VIE. As such, when describing the contemplated design of the VIE agreements and related outcome, please refrain from implying that the contemplated VIE agreement would be equivalent to an equity ownership in the business of the VIE. For example, we note the references to the "company's real assets" or references to being "unable to continue some or all of our business activities," when these will be the assets and business activities of the potential VIE. Any references to control or benefits that accrue to you because of the contemplated VIE should be limited to and clearly describe the conditions you would meet for consolidation of the contemplated VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, please revise your disclosure that "courts are unlikely to enforce" VIE contracts to also state that VIE agreements have not been tested in a court of law. Please also include a sentence at the end of this paragraph stating that you do not currently use a VIE structure, but that if you do implement one, there would be substantial legal uncertainties surrounding the related contractual arrangements.

3.   Please revise your discussion of the VIE structure to make clear that you do not currently use a VIE structure. Some parts of your disclosure imply that you currently use a VIE structure (ex: "any failure by our VIE or their shareholders to perform their obligations..."). Please revise to clearly state that these risks or events are only applicable if you implement a VIE structure.

4.   We note your response to comment 5, as well as your amended disclosure. Additionally, please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. With respect to your disclosure stating that you will be required to request approval from CSRC to continue on the OTC Market, and that you have not submitted the required information to the CSRC, please indicate when you will request such approval and whether your current quotation on the OTC Market is permissible without such approval.

5.   We note your response to comment 6. Your disclosure still states on pages v, 5 and 6 that actions by China could significantly limit or completely hinder "*your* ability to offer or continue to offer securities" (emphasis added). Please revise to clarify that limitations will be on the *company's* ability to offer or continue to offer securities by stating that such actions could limit "*our*" ability . . . (emphasis added).

6. We note that your response to comment 7 states that you amended your disclosure to state that you "may face obstacles even if transactions are legal and reasonable after proper registration" and that "there is no guarantee . . . ." We note that your new response language is not included in the registration statement on page v though. Please revise the registration statement to reflect the new language included in the response.

7. We note your response to comment 8, as well as your revised disclosure that "[a]dditional risks associated with our potential VIE structure is referenced in Item 1.A Risk Factors." We reissue comment 8. Please provide a specific cross-reference to the each of your Risk Factors that discuss the risks facing the company and the offering as a result of your potential VIE structure and your contemplated operations in China. In doing so, please separately refer to each of your first six risk factors, which pertain to legal and regulatory risks, information and regulatory oversight, the regulatory environment, shareholder rights and recourse, greater Chinese regulatory oversight, and the company's organizational structure.

8. Please state whether any transfers, dividends, or distributions have been made to date. In this regard, we note your disclosure on page 11 that you have never paid dividends.

9. We note your disclosure that the "VIE structure could be used to replicate foreign investment in Chinese operating companies." We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly to state that the VIE structure provides contractual exposure to foreign investment in such companies rather than replicating an investment.

Item 1A. Risk Factors, page 5

10. We note from the audit opinion on page 19 that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please include a risk factor disclosing any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

11. Please include a risk factor discussing that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rhonda Keaveney